(REYNOLDS AND REYNOLDS LOGO)


August 5, 2005


Craig Wilson
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street Northeast
Washington, D.C. 20549


Re:   The Reynolds and Reynolds Company
      Form 10-K for the Fiscal Year Ended September 30, 2004
      Form 10-Q for the Fiscal Quarter Ended December 31, 2004
      Form 10-Q for the Fiscal Quarter Ended March 31, 2005
      File No. 001-10147

Dear Mr. Wilson,

The following comments are in response to the staff's comment letter dated June 30, 2005. For convenience of reference, our responses are organized using the same headings and numbered captions as your letter.

Annual Report on Form 10-K for the Year Ended September 30, 2004

Note 1.  Summary of Significant Accounting Policies

Revenue Recognition, page 40

Prior Comment number 4

1.    Comment

      We note you have concluded that based on the criteria of EITF 03-05, software is not essential to the functionality of hardware installation services and therefore, the hardware installation services are not considered software-related and are excluded from the scope of SOP 97-2. Further, you have concluded that since you do not meet the criteria in paragraph 9 of EITF 00-21 to account for your hardware installation services as a separate unit of accounting, you combine the hardware installation services with the software and software training services and account for the combined unit of accounting as a SOP 97-2 deliverable.


P.O. Box 1824
Dayton, Ohio 45401
937.485.2000                           1

      If our understanding is correct, tell us why you have determined that SOP 97-2 is the appropriate revenue recognition principle to apply to the combined unit of accounting since the hardware installation services do not fall within the scope of SOP 97-2. Tell us your consideration for recognizing the combined unit of accounting pursuant to SAB Topic 13.

      Management's Response

      The company did review EITF 03-5 and determine that software is not essential to the functionality of hardware or hardware installation services. The company also does not have vendor specific objective evidence (VSOE) of fair value for software licenses, software training services and hardware installation services and can not account for each of these items as separate units of accounting according to paragraph 9 of EITF 00-21. Therefore software licenses, software training services and hardware installation services must be accounted for as one unit of accounting. There is no specific accounting guidance that addresses the recognition of revenue related to a combined unit of accounting consisting of deliverables that are subject to different authoritative literature. In this situation the hardware installation services would be subject to the guidance in SAB Topic 13 while the software license and software training would be subject to SOP 97-2. The company reviewed SAB Topic 13 which states, if a transaction is within the scope of specific authoritative literature that provides revenue recognition guidance, that literature should be applied. Because the key elements of the combined unit of accounting in question are software and software training, the company applied the provisions of SOP 97-2 rather than the provisions of SAB Topic
      13. The hardware installation effort is relatively insignificant in comparison to the software training effort. Further, customers value the software and related software training more so than hardware installation. Because the only undelivered element of the combined unit of accounting is services, software revenue and services revenues are recognized as the services are performed according to paragraph 12 of SOP 97-2, which states, in part:

            If the only undelivered element is services that do not involve significant production, modification, or customization of software (for example training or installation), the entire fee should be recognized over the period during which the services are expected to be performed. [Emphasis added.]

Prior Comment number 5

2.    Comment

      Your response states that your leases are classified as direct financing. We note your revised revenue recognition disclosure provided in Appendix A to your response which states, "the accounting for these direct financing leases is governed by SFAS 13, which requires hardware revenue equal to the fair value of the hardware to be recognized as revenue upon shipment to customers." Further, we note per your Business Segment disclosure in
      Note 8 to your Form 10-Q for the quarter ended March 31, 2005 that you have recognized revenue from hardware product sales. Tell us the amount of revenue recognized based on hardware shipped in your direct financing lease transactions for the years ended September 30, 2004, 2003 and 2002 and the six months ended March 31, 2005. Clarify how your policy for recording revenue for hardware in a direct financing lease arrangement complies with paragraph 18 of SFAS 13.


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
      Management's Response

      The company's leases are classified as direct financing leases for separate reporting of its wholly-owned financing subsidiary. On a consolidated basis, these same leases are classified as sales-type leases. In its prior response, the company stated incorrectly that its leases were not sales-type leases. We apologize for any confusion resulting from this response.

      The company is a dealer in computer hardware. Paragraph 6.b.i of SFAS 13 states in part, sales-type leases will arise when manufacturers or dealers use leasing as a means of marketing their products. The company does use leasing as a means to market its computer systems. The company also generates profits on its software arrangements, which include hardware. Hardware selling prices to customers also exceed the company's cost to purchase the hardware from its vendors (i.e. fair value of the leased property at the inception of the lease is greater than cost or carrying amount). Hardware selling prices may vary from customer to customer. Paragraph 5.c.i states in part, when the lessor is a dealer, the fair value of the property at the inception of the lease will ordinarily be its normal selling price. However, as stated previously, the company does not have VSOE of fair value of each element (hardware, software, hardware installation, software training) of its software arrangements. Because the selling price of the hardware does not represent VSOE of fair value, the company does not believe it is appropriate to use this price as fair value in recording hardware sales. However, because the hardware is leased under a sales-type lease it is appropriate to record revenue at the time of hardware delivery. Therefore, the company chose to only recognize hardware revenue to the extent of cost at the time of delivery. The balance of the hardware revenue is recorded over the implementation period along with the other elements, which are accounted for under SOP 97-2. The company determined that using fair value equal to cost in recording its hardware revenues had the following benefits:

            - Revenue recognition could not be accelerated by arbitrarily allocating more of the selling price to hardware and less to the other elements.

            - As a result, revenue would be recognized in the same amount for each hardware sale.

            - Revenue and profit recognition would be conservative because the profit from the hardware sales (hardware selling price minus cost) would be recognized over the implementation period (typically 90 days) with the other elements of the software arrangement and not upon delivery of the hardware.

            - Profit recognition would be consistent for all other elements included in the arrangement which are accounted for under SOP 97-2

      The company does publicly disclose the total amount of hardware revenues. The company is unable to provide the amount of hardware revenues related to its leases for the periods requested. This information is available at the inception of the lease, however, once the lease is recorded by the company's wholly-owned financing subsidiary, the information is no longer tracked separately. The company records all hardware revenues to the same account and internal financial statement page. Because the company records all hardware sales, whether subject to a lease or not, in the same general ledger account, the company is unable to readily distinguish hardware sales subject to leases from other hardware sales.


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      As noted above, the company's leases are classified as sales-type leases on a consolidated basis. Accordingly, these leases are subject to paragraph 17 of SFAS 13, not paragraph 18. The company complies with paragraph 17 of SFAS 13 in recording its lease transactions, as follows:

            - The company determines the gross investment by adding the sum of the minimum lease payments, net of executory costs, and the unguaranteed residual value estimated at the inception of the lease.

            - The difference between the gross investment and present value of the minimum lease payments and the present value of the unguaranteed residual value of the leased property is recorded as unearned income.

            - As stated above, upon delivery, the company records as revenue an amount equal to the cost of the hardware. Such amount is less than the present value of the minimum lease payments.

            - The carrying amount of the leased property is charged against income in the same period as revenue is recognized.

            -     The company's estimated residual values are reviewed annually.

            - The company's leases do not contain a residual guarantee or penalty for failure to renew the lease at the end of the lease term.

3.    Comment

      We note you have included leasing activity disclosures in your Financial Services footnote, Note 6. Explain how you have considered the significance of your direct financing leasing activity to determine whether this activity should be disclosed separately from other financing activity; see SFAS 13, paragraph 23. If you determine that your direct financing lease activity is significant, tell us how you plan to comply with the disclosure requirements of paragraph 23 of SFAS 13.

      Management's Response

      The company is unable to provide disclosures of hardware leases separately from other financing activities. As noted above, this information is available at the inception of the lease, however, once the lease is recorded by the company's wholly-owned financing subsidiary, the information is no longer tracked separately. The company prepares one lease document with its customers. This document includes the amounts invoiced for computer hardware equipment, hardware installation services, software licenses and software training services. One amount is recorded in the leasing sub ledger. The customer makes one payment each month and the company applies this payment to the one outstanding receivable balance. The company does not have separate receivable balances for each of hardware, installation, software and training. The company is disclosing all items required by paragraph 23 of SFAS 13 consistent with how management operates the business.

            - The company discloses the amounts of minimum lease payments (product financing receivables), allowance for doubtful accounts, unguaranteed residual values, initial direct costs (under the caption "other") and unearned interest income.

            - The company discloses the future minimum lease payments (product financing receivables) to be received for each of the five succeeding years as of the latest balance sheet date.


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            -     The company's financing arrangements do not include contingent rentals.

      The company believes that its disclosures are in compliance with generally accepted accounting principles, informative to investors and consistent with how management operates the business.

Prior Comment number 5

4.    Comment

      We note you referenced the second bullet of paragraph 12 of SOP 97-2 to support your revenue recognition policy for software license, hardware installation and software training. Clarify why you exclude PCS when recognizing the entire arrangement fee over the period during which the services are expected to be performed. Tell us how you considered recognizing the arrangement fee over the longer of the expected hardware installation and software training or the PCS term.

      Management's Response

      As the company evaluated whether it could account for software training and hardware installation services separately, it considered paragraph 65 of SOP 97-2 which states, in order to account separately for the service element of an arrangement that includes both software and services, sufficient VSOE of fair value must exist to permit allocation of the revenue to the various elements of the arrangement. Additionally, the services (a) must not be essential to the functionality of any other element of the transaction and (b) must be described in the contract such that the total price of the arrangement would be expected to vary as the result of the inclusion or exclusion of the services. Because VSOE does not exist for software training or hardware installation services, a single unit of accounting exits for software licenses and the related installation and training services. Revenue is recognized for this combined unit of accounting using contract accounting in accordance with paragraph 64 of SOP 97-2 which states, if the nature of the services is such that the service element does not qualify for separate accounting as a service, contract accounting must be applied to both the software and service elements included in the arrangement. Therefore, the software license fee revenues and the installation and training services revenues were combined and recognized as a combined unit of accounting over the implementation period. The Company has established VSOE for the PCS element of its software arrangements through its renewal rate. In accordance with TPA 5100.49, the Company accounts for the PCS services separately from the balance of the arrangement to which contract accounting is being applied.

5.    Comment

      Tell us how you considered paragraph 13 of SOP 97-2 to determine whether your undelivered hardware installation and software training services are essential to the functionality of the delivered software. As part of your response, explain how you have considered the timing of customer payments to determine your policy.

      Management's Response

      The company has considered paragraph 13 of SOP 97-2 in determining its revenue recognition policy. This paragraph states that delivery of an element is considered not to

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      have occurred if there are undelivered elements that are essential to the functionality of the delivered element. The company considered paragraph 65 of SOP 97-2 to determine if hardware installation and software training services should be accounted for as separate units of accounting. As previously noted, the company concluded that revenues from these services must be combined with software license revenues because the company does not have VSOE for the individual elements (paragraph 64 of SOP 97-2). The revenues for this combined unit of accounting are recognized over the period in which the implementation services are performed. Because the company does not have VSOE of fair value for the various elements (software licenses, software training services and hardware installation services), the elements could not be accounted for separately, irrespective of whether or not the services are essential to another element of the transaction.

      The company has considered and complied with the criteria in paragraph 8 of SOP 97-2 in developing its revenue recognition policy. As discussed in the company's first response to the staff, customers typically finance (i.e. lease) the company's solutions over five year terms. TPA 5100.57 states that the presumption that the fee is not fixed and determinable when extended payment terms exist could be overcome by evidence that the vendor has a standard business practice of using long-term or installment contracts and a history of successfully collecting under the original payments terms without making concessions. The company has offered financing arrangements for over twenty years and has a strong history of receiving customer payments and not making concessions related to the financed amounts.

Prior Comment number 12

6.    Comment

     Your response indicates that you recognize revenue from "transaction-based" services. Tell us your revenue recognition policy for these services and your consideration for disclosing your policy in accordance with SAB 104, Topic 13.B Question 1. As part of your response, tell us whether these services are included as an element of your software arrangements. If so, tell us whether you have established fair value of these services and the authoritative literature you apply in accounting for these services.

     Management's Response

     The company will prospectively modify its revenue recognition policy disclosures, to include transaction-based services as described in Appendix
     A. The majority of transaction-based service revenues relate to credit bureau inquiries made by the company's automobile dealer customers. These customers sometimes receive the right to purchase credit bureau inquiries in the future at a stated price at the same time they purchase a dealer management system. In these situations, the right to purchase credit bureau inquiries is not considered an additional element in the arrangement as described in footnote 3 of SOP 97-2 because the stated prices are equal to fair value. That is, there is not a significant incremental discount. Other times, customers obtain the right to purchase credit bureau inquiries in the future at a stated price, separately from its dealer management system. As a result, the company has established VSOE of fair value for these services. In all instances, the price charged per credit bureau inquiry is the same, whether the right is obtained with a dealer management system or separately. Since the right to purchase credit bureau inquiries is not offered at a discount, the company is not required to allocate any consideration to such rights when these rights are included in the sale of a dealer management system. The company invoices its automobile dealer customers based on the number of credit bureau inquiries each month. These revenues have evidence of an arrangement, are not recorded until delivery has occurred, have a fixed price and collection is reasonably assured. These transaction-based services are invoiced monthly and are not financed over longer terms. The company's revenue recognition of these transaction-based services occurs upon delivery and is consistent with guidance included in TPA 5100.76.

Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2005

Statements of Consolidated Income (Unaudited), page 3

Prior Comment number 14

7.    Comment

      We note that you believe it is appropriate for you to determine basic and diluted earnings per share based on the if-converted method as your Class A and Class B common shares are not participating securities. Tell us why you believe that you are not required to use the two-class method of computing earnings per share as you have multiple classes of common stock; refer to paragraph 1 of EIFT 03-06 and paragraphs 60 and 61 of SFAS 128.

      Management's Response

      After reviewing paragraphs 60 and 61 of SFAS 128 and EITF 03-6, the company agrees that the two-class method should be used to compute earnings per common share.

      The following table compares earnings per common share computations of both the if-converted method previously used by the company and the two-class method for the periods ended December 31, 2004 and March 31, 2005, as compared to the prior year.

                                      If-Converted      Two-Class Method
                                         Method       Class A       Class B
                                      ------------    ---------------------
BASIC EPS
Quarter Ended December 31, 2004            $0.33       $0.33         $0.02
Quarter Ended December 31, 2003            $0.35       $0.35         $0.02
Quarter Ended March 31, 2005               $0.35       $0.35         $0.02
Quarter Ended March 31, 2004               $0.40       $0.40         $0.02
Six Months Ended March 31, 2005            $0.69       $0.69         $0.03
Six Months Ended March 31, 2004            $0.75       $0.75         $0.04

DILUTED EPS
Quarter Ended December 31, 2004            $0.33       $0.33         $0.02
Quarter Ended December 31, 2003            $0.34       $0.34         $0.02
Quarter Ended March 31, 2005               $0.34       $0.34         $0.02
Quarter Ended March 31, 2004               $0.38       $0.38         $0.02
Six Months Ended March 31, 2005            $0.67       $0.67         $0.03
Six Months Ended March 31, 2004            $0.73       $0.73         $0.04

      For the reasons cited below, the company does not believe that restatement of prior financial statements to disclose revised earnings per share data would provide meaningful information to users of the company's financial statements. The company will disclose earnings per common share for both classes of common stock using the two-class method in future filings.

            - EPS for Class A common shares is the same as was reported as EPS under the if-converted method previously used by the company.

            - The net income allocated to the Class B common shareholder represents only about 1% of total company net income..

            - There is only one individual shareholder of Class B common shares.

            -     Class B common shares are not publicly traded.

            - Class B common shares are convertible into Class A common shares and have the same dividend rate on the if-converted basis.

            - The number of Class B common shares has been declining over time.

8.    Comment

      We have read your response to our comment regarding the recent classification of your auction rate securities and that the quantitative factors you considered, in determining to disclose these changes prospectively, are limited to current assets and operating cash flows. Explain to us how you considered the impact of this reclassification on cash balances reported in your Consolidated Balance Sheets, investing cash flows and increase (decrease) in cash balances reported in your Consolidated Statement of Cash Flows.

      Also, tell us whether financial statements prior to September 30, 2004 included auction rate securities that were classified in cash, the related amounts and how you considered the impact of these reclassifications on your cash balances and cash flows. If you determine the


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      amounts are material to reported cash balances and cash flows, amend your
      Form 10-K and Form 10-Q filings for reclassification of these amounts within you Consolidated Balance Sheets and Consolidated Statements of cash Flows and revise your discussion of liquidity in Management's Discussion and Analysis and your selected financial data, as needed.

      Management's Response

      The following table summarizes the changes to the company's September 30, 2004 financial statements as a result of the reclassification of auction rate securities from cash and equivalents to marketable securities. All amounts are reported in thousands of dollars.

                                                                       September 30, 2004
                                                          Original           Revised          Change
                                                         ---------------------------------------------
INCOME STATEMENTS
No changes

BALANCE SHEETS
Cash                                                      $  116,792        $   79,772       $(37,020)
Marketable securities                                     $        0        $   37,020       $ 37,020
    Percentage of total assets                                     0%                3%
Current assets                                            $  275,254        $  275,254       $      0
Total assets                                              $1,060,867        $1,060,867       $      0

CASH FLOW STATEMENTS
Net cash provided by operating activities                 $  161,782        $  161,782       $      0
Marketable securities purchased                           $        0        $  (27,100)      $(27,100)
Marketable securities sold                                $        0        $   19,180       $ 19,180
Net cash provided by (used for) investing activities      $  (14,688)       $  (22,608)      $ (7,920)
Increase (decrease) in cash and equivalents               $   10,963        $    3,043       $ (7,920)
Cash and equivalents - beginning of period                $  105,829        $   76,729       $(29,100)
Cash and equivalents - end of period                      $  116,792        $   79,772       $(37,020)

      There was no change to the company's income statement, current assets, total assets or cash provided by operating activities. The company does not believe that the changes to other financial statement lines were material to users of the company's financial statements. In its response dated June 10, 2005, the company listed numerous quantitative and qualitative factors considered in determining if the reclassification of auction rate securities constituted a material change to the company's financial statements.

      Quantifying, in percentage terms, the magnitude of a variance is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. The following additional factors were also considered by the company in assessing the materiality of the reclassification.

            - Materiality concerns the significance of an item to users of the company's financial statements.

                        o Investors, primary users of the company's financial statements, had no reaction to the reclassification. It was a non event.


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
                        o Debt rating agencies, users of the company's financial statements, had no reaction to the reclassification. They did not perceive reduced liquidity or ability to meet future obligations.

                        o Lending institutions, users of the company's financial statements, had no reaction to the reclassification. As previously stated, the company's debt covenants were not affected by the reclassification.

            - A matter is material if there is a substantial likelihood that a reasonable person would consider it important.

                        o Reasonable people, the users of the company's financial statements, have not considered the reclassification to be important.

            - A matter is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the financial statements would have been changed or influenced by a reclassification.

                        o Judgment of reasonable people has not been changed or influenced. There has been no significant change in the volume of stock trading activity or the price of the company's stock that can be related to the company's reclassification of auction rate securities.

            - The FASB has noted that materiality cannot be reduced to a numerical formula.

            - The FASB has noted that materiality judgments can properly be made only by those who have all the facts.

            - Marketable securities increased from zero to $37,020,000 offsetting the decline in the cash balance.

                        o Liquidity was not affected as the decline in cash balances was offset by an increase in short-term investments that are readily convertible into cash.

                        o The company proved the liquidity of its marketable securities by selling the investments in March 2005.

            - There is no risk of future loss. The company's auction rate securities were sold in March 2005. The company did not incur a loss as part of this sale. The company's investment policy does no longer permits investment in auction rate securities. Therefore there is no risk that a failed auction would have an adverse effect on the company's financial statements.

            - The company has already reclassified the September 30, 2004 balance sheet in its March 31, 2005 Form 10-Q. There is no effect on the September 30, 2004 income statement and no material effect on the September 30, 2004 cash flow statement. This information is nearly one year old and the September 30, 2003 balance sheet is nearly two years old. In its upcoming Form 10-K for the year ending September 30, 2005, the company will present all information reflecting the reclassification of auction rate securities for all periods presented on a consistent basis.

      Based on the aforementioned factors, the company believes that the reclassification of auction rate securities is quantitatively and qualitatively immaterial to the company's financial statements.

      The company did invest in auction rate securities prior to September 30, 2004 as summarized in the following table. All amounts are reported in thousands of dollars.

                                               9/30/03        9/30/02
                                              -------------------------
        Marketable securities - current       $    7,100     $   55,900
        Total current assets                  $  267,691     $  317,803
        Marketable securities - long-term     $   22,000     $        0
        Total assets                          $1,141,836     $1,155,158

     The company's analysis of materiality for the periods prior to September 30, 2004 is consistent with the preceding discussion.

9.    Comment

      We note from your response to our prior comment number 15 that it appears you determined your disclosure controls and procedures were effective as of September 30, 2004, December 31, 2004 and March 31, 2005 because reclassification of auction rate securities was disclosed prospectively. Tell us how you determined that your disclosure controls and procedures were effective as of September 30, 2004 and December 31, 2004, considering your controls did not detect the misclassification of auction rate securities within your financial statements.

      Management's Response

      As discussed in the company's response to comment number 8, the company does not believe that the reclassification of auction rate securities constituted a material change in the company's financial statements. Therefore the company's disclosure controls and procedures were effective as of September 30, 2004 and December 31, 2004, as originally reported.

The Company acknowledges that:

      - The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

The Company believes that the responses included in this letter have addressed the comments of the staff. Please contact Stephen A. DeLong, Vice President, Controller at (937) 485-1010 or myself at (937) 485-1900 regarding any additional questions or comments regarding our responses. The company would also like to thank the staff for the extension of time granted to provide the company adequate time to prepare its response while also determining and releasing earnings for the quarter ended June 30, 2005.

Sincerely,



Finbarr J. O'Neill
President and Chief Executive Officer

                                                                      APPENDIX A

REVENUE RECOGNITION

AUTOMOTIVE SOLUTIONS

Revenues from software license fees are accounted for in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position
(SOP) 97-2, "Software Revenue Recognition." The company recognizes revenue when
(i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sales price is fixed or determinable; and
(iv) collectibility is reasonably assured. The application of SOP 97-2 requires judgment, including whether a software arrangement includes multiple elements (as defined in Emerging Issues Task Force (EITF) Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables"), and if so, whether vendor-specific objective evidence of fair value exists for those elements. The company's software arrangements include computer hardware, software licenses, hardware installation, software training, hardware maintenance and software support. Hardware is leased by customers under sales-type leases. The accounting for these sales-type leases is governed by Statement of Financial Accounting Standards Statement No. 13, which requires hardware revenue equal to the fair value of the hardware to be recognized upon shipment to customers. The fair value of the company's hardware approximates the cost of the hardware. Software licenses, hardware installation and software training are not individually valued under SOP 97-2 and are recognized as revenue over the period in which the hardware installation and software training services are expected to be performed. Post contract support revenues, consisting of hardware maintenance and software support revenues, are valued based on renewal rates included in the arrangements and revenue is recognized ratably over the contract period as services are performed. Software revenues which do not meet the criteria set forth in EITF Issue No. 00-3, "Application of AICPA SOP 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware," are considered service revenues and are recorded ratably over the contract period as services are provided. Consulting revenues are recorded as services are performed. The company also provides certain transaction-based services for which it records revenues once services have been provided. Sales of documents products are recorded when title passes upon shipment to customers.


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